Raiffeisen INTERNATIONAL
Member of RZB Group

06014773

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

SEC MAIL PROCESSING RECEIVED JUN 29 2006 WASH. D.C. 190 SECTION

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

22nd June 2006

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 19th May 2006.

PROCESSED JUL 03 2006 THOMSON FINANCIAL

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

dw 6/30

Raiffeisen INTERNATIONAL
Member of RZB Group

June 7, 2006 - 15:14

FILE NO. 82-34958

Ad-Hoc release

Ad-hoc Release according to §48d Abs. 1 BörseG

Raiffeisen International sells Raiffeisenbank Ukraine

Vienna, 1st June 2006. This evening Raiffeisen International Bank-Holding AG (Raiffeisen International) (ISIN: AT0000606306) signed a contract to sell 100 per cent of the shares of JSCB Raiffeisenbank Ukraine to OTP Bank Ltd. The sale is still subject to a successful closing, in particular the approval of the Austrian Financial Market Authority, the National Bank of Ukraine and the anti-monopoly authorities in Ukraine and Hungary. Raiffeisenbank Ukraine has been operational since 1998 and had total assets of over Euro 1.2 billion, as well as 39 branches, at the end of 2005. The bank, which had a net asset book value of Euro 139 million at the end of 2005, will be sold for Euro 650 million. Raiffeisen International's management reiterates that it does not intend to follow a similar strategy in Russia in connection with the purchase of Impexbank.
The sale of Raiffeisenbank Ukraine will eliminate merger costs with Bank Aval, which was purchased in 2005. Furthermore it will be possible to speed up the transformation process. The Raiffeisen brand will not be included in the sale, instead it will be incorporated into the Bank Aval name. The Aval brand will be re-branded into Raiffeisen Bank Aval. Raiffeisen International's further expansion in the high growth banking sector in Ukraine will be continued by Raiffeisen Bank Aval.
After closing, Raiffeisen Bank Aval will still play a leading role as the second largest bank in the Ukrainian market, with total assets of Euro 3.4 billion and 1,342 branches.

For further information please contact:

Susanne E. Langer
Head of Investor Relations
Raiffeisen International Bank-Holding AG
A-1030 Vienna, Am Stadtpark 9
Tel.: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138
investor.relations@ri.co.at
http://www.ri.co.at

Raiffeisen **INTERNATIONAL**
Member of RZB Group

June 7, 2006 - 15:15

Sells Raiffeisenbank Ukraine

Raiffeisen International sells Raiffeisenbank Ukraine

This evening, Raiffeisen International Bank-Holding AG signed a contract to sell 100 per cent of the shares of JSCB Raiffeisenbank Ukraine to Hungarian OTP Bank Ltd. The sale is still subject to a successful closing, in particular the approval of the Austrian Financial Market Authority, the Ukrainian National Bank and the anti-trust authorities in Ukraine and Hungary.



Raiffeisenbank Ukraine has been operational since 1998. It had total assets of more than € 1.2 billion and 39 branches at the end of 2005. The bank, which had a net asset book value of € 139 million at the end of 2005, will be sold for € 650 million. Herbert Stepic, CEO of Raiffeisen International, reiterated that the group did not intend to follow a similar strategy in Russia in connection with the purchase of Impexbank.

The sale of Raiffeisenbank Ukraine will eliminate merger costs with Bank Aval, which was purchased in 2005. Furthermore it will be possible to speed up the transformation process, i.e. the full integration of Bank Aval into the Raiffeisen International Group (adaptation of systems, implementation of group-wide standards regarding service, management and products). The Raiffeisen brand will not be included in the sale, instead it will be incorporated into the Bank Aval name. The Aval brand will be re-branded into Raiffeisen Bank Aval. Raiffeisen International's further expansion in the high growth banking sector in Ukraine will be continued by Raiffeisen Bank Aval. After closing, Raiffeisen Bank Aval will still play a leading role as the second largest bank in the Ukrainian market, with total assets of € 3.4 billion and 1,342 branches.

Raiffeisen International operates one of the leading banking networks in CEE with subsidiary banks and leasing companies in 16 markets. More than 10 million customers are attended to through approximately 2,700 business outlets. Representative offices in Lithuania and Moldova complement the Group's presence in the region. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 70 per cent of the common stock. The remaining 30 per cent is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

Press Release, Vienna, 1 June 2006

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http://www.ri.co.at/eBusiness/rzb_template1/0,6589,184404838712238398-186033405023953835-315020667622718596-NA-3-EN,00.html

Raiffeisen INTERNATIONAL
Member of RZB Group

June 22, 2006 - 16:00

Shareholders' meeting

Raiffeisen International shareholders' meeting authorizes capital increase

Shareholders' meeting authorizes the Managing Board to increase the ordinary share capital by up to 50 per cent. Dividend of € 0.45 per share approved.Today, Raiffeisen International Bank-Holding AG conducted its first shareholders' meeting since its flotation at the Vienna Stock Exchange in April 2005. With about 700 attendants, it was one of the largest shareholders' meetings in the recent history of Austrian listed companies.



Herbert Stepic, CEO of Raiffeisen International: "The group's market capitalisation has more than doubled since the IPO. The group is currently valued at € 9.4 billion. The IPO was a success for all parties involved. We are growing, we create value - and we are doing it sustainably."

The shareholders of Raiffeisen International enjoy a robust capital gain since the Initial Public Offering (IPO). The share price advanced by more than 70 per cent until the end of 2005 and further gained 27 per cent in the first quarter of 2006. Since the IPO the overall share price performance is 103 per cent, leaving the ATX (plus 40 per cent) as well as the Dow Jones EURO STOXX Bank (plus 27 per cent) well behind. (All Data based on closing prices on 6 June 2006)

The shareholders' meeting has authorized the Managing Board to increase the ordinary share capital by up to 50 per cent. At the same time the shareholders approved a dividend of € 0.45 per share for the business year 2005. This translates into a payout amount of € 64.2 million and a payout ratio of 16.8 per cent. Ex-dividend date will be 13 June 2006.

The Supervisory Board Members Walter Rothensteiner (Chairman), Manfred Url (Deputy Chairman) and Karl Sevelda, all Members of the Managing Board of Raiffeisen Zentralbank Österreich AG, were confirmed for five more years. The reports from the Managing Board and the Supervisory Board as well as the remaining items of the agenda were approved by a vast majority of votes.

Raiffeisen International operates one of the leading banking networks in CEE with subsidiary banks and leasing companies in 16 markets. More than 10 million customers are attended through approximately 2,700 business outlets. In seven markets, the respective Network Bank ranks among the three largest local banks. Representative offices in Lithuania and Moldova complement the Group's presence in the region. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 70 per cent of the common stock. The remaining 30 per cent is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

Raiffeisen International's balance-sheet total amounted to € 41.9 billion at the end of the first quarter 2006. Consolidated profit (after minorities) increased by 34 per cent to € 124 million, compared with the first quarter 2005.

Presseinformation, Vienna, 7 June 2006

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Raiffeisen
INTERNATIONAL
Member of RZB Group

Changes to the Articles of Association Raiffeisen International Bank-Holding AG

This document has information about changes to the Articles of Association.

Raiffeisen International Bank-Holding AG – *Member of RZB Group* A-1030 Vienna • Am Stadtpark 9 • Phone +43 1 71707 0 • Fax +43 1 71707 3486 Postal address A-1011 Vienna • P.O. Box 50 • Seat of the company in Vienna • Registered under FN 122.119 m Handelsgericht Wien

SATZUNGSGEGENÜBERSTELLUNG

Bisherige Fassung		Neue Fassung
§ 3 (1)	Veröffentlichungen der Gesellschaft erfolgen im „Amtsblatt der Wiener Zeitung".	Veröffentlichungen der Gesellschaft erfolgen im „Amtsblatt der Wiener Zeitung". Veröffentlichungen können auch über eine öffentlich zugängliche Seite im Internet erfolgen, soweit damit den gesetzlichen Vorschriften entsprochen wird.
§ 4 (5)	Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrates das Grundkapital gegen Bareinzahlung oder Sacheinlage bis längstens 8. März 2010 um bis zu EUR 12.917.389,13, allenfalls in mehreren Tranchen, durch Ausgabe von bis zu 4.244.285 Stück auf Inhaber lautende Stammaktien zu erhöhen, wobei der Ausgabekurs, die Ausgabebedingungen einschließlich des Beginns der Dividendenberechtigung und der Ausschluss des Bezugsrechts vom Vorstand mit der Zustimmung des Aufsichtsrates festgesetzt werden. Der Aufsichtsrat oder ein hiezu vom Aufsichtsrat bevollmächtigter Ausschuss ist ermächtigt, Änderungen in der Fassung der Satzung zu beschließen, die sich durch die Ausgabe von Aktien aus dem genehmigten Kapital ergeben.	Der Vorstand ist ermächtigt innerhalb von fünf Jahren nach Eintragung der entsprechenden Satzungsänderung im Firmenbuch das Grundkapital um bis zu EUR 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautende Stammaktien gegen Bareinzahlung und/oder Sacheinlage, allenfalls in mehreren Tranchen, zu erhöhen, und den Ausgabekurs sowie die Ausgabebedingungen im Einvernehmen mit dem Aufsichtsrat festzusetzen. Der Aufsichtsrat oder ein hiezu vom Aufsichtsrat bevollmächtigter Ausschuss ist ermächtigt, Änderungen in der Fassung der Satzung zu beschließen, die sich durch die Ausgabe von Aktien aus dem genehmigten Kapital ergeben.
§ 10 (7)	Der Aufsichtsrat ist bei Vorliegen von mehr als fünf Mitgliedern verpflichtet, einen Ausschuss zur Prüfung und Vorbereitung des Jahresabschlusses, des Vorschlags für die Gewinnverteilung und des Lageberichts gemäß § 92 AktG zu bestellen. Diesem Ausschuss haben mindestens 3, höchstens jedoch 5 Mitgliedern anzugehören.	Besteht der Aufsichtsrat aus mehr als fünf Mitgliedern, ist zur Prüfung und Vorbereitung der Feststellung des Jahresabschlusses, des Vorschlags für die Gewinnverteilung und des Lageberichts ein Prüfungsausschuss zu bestellen. Der Prüfungsausschuss hat auch einen allfälligen Konzernabschluss zu prüfen sowie einen Vorschlag für die Auswahl des Abschlussprüfers zu erstatten und darüber dem Aufsichtsrat zu berichten.

	Bisherige Fassung	Neue Fassung
§ 14 (4)		Die Gesellschaft ist berechtigt, die Hauptversammlung in Ton und/oder Bild aufzuzeichnen und zu übertragen. Ob und in welcher Form eine Übertragung der Hauptversammlung durchgeführt wird, bestimmt der Vorsitzende der Hauptversammlung.

Letter concerning the compensation of the auditor for Raiffeisen International Bank-Holding AG

This document has information about the compensation that KPMG the auditor received in 2005.

Raiffeisen International Bank-Holding AG – *Member of RZB Group* A-1030 Vienna • Am Stadtpark 9 • Phone +43 1 71707 0 • Fax +43 1 71707 3486 Postal address A-1011 Vienna • P.O. Box 50 • Seat of the company in Vienna • Registered under FN 122.119 m Handelsgericht Wien

KPMG

KPMG Austria GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft
Kolingasse 19
1090 Wien

Telefon +43 (1) 313 32 0
Telefax +43 (1) 313 32-5
Internet: www.kpmg.at

Raiffeisen International Bank-Holding AG
zH Herrn Dr. Walter Rothensteiner
Vorsitzender des Aufsichtsrates
Am Stadtpark 9
1030 Wien

cc: Herrn Mag. Georg Berka

WT-Code 804140

Ihr Zeichen

Unser Zeichen 628/1479

Kontakt Dr. Walter Knirsch/
Mag. Wilhelm Kovsca

27. März 2006

Bestellung des Abschlussprüfers für das Geschäftsjahr 2006

Sehr geehrter Herr Dr. Rothensteiner!

Gemäß § 270 Abs 1 HGB (in der Fassung des GesRÄG 2005) hat der Aufsichtsrat einen Vorschlag für die Wahl des Abschlussprüfers an die Hauptversammlung zu erstatten. Vor Erstattung dieses Vorschlages hat der Abschlussprüfer eine nach Leistungskategorien gegliederte Aufstellung über die für das vorangegangene Geschäftsjahr von der Gesellschaft erhaltenen Gesamteinnahmen vorzulegen, über seine Einbeziehung in ein gesetzliches Qualitätssicherungssystem zu berichten sowie alle Umstände darzulegen, die die Besorgnis einer Befangenheit begründen können.

Wir erlauben uns daher, Ihnen die folgenden Informationen zur Verfügung zu stellen:

1. Es liegen keine Umstände vor, die die Besorgnis einer Befangenheit unserer Gesellschaft als Abschlussprüfer begründen könnten.

2. Wir unterwerfen uns seit Jahren einer freiwilligen Qualitätsprüfung durch das Institut Österreichischer Wirtschaftsprüfer. Die letzte freiwillige Qualitätsprüfung fand im Jahr 2004 statt. Es wurde uns eine uneingeschränkte Bescheinigung erteilt.

   Mit BGBl I 84/2005 hat der österreichische Gesetzgeber das Abschlussprüfungs-Qualitätssicherungsgesetz erlassen. Die erste gesetzliche Qualitätsprüfung hat bis spätestens 31. Dezember 2007 durchgeführt zu werden. Derzeit sind die dafür erforderlichen öffentlichen Strukturen noch im Aufbau.

Sitz und Firmenbuchgericht
Wien
Firmenbuch-Nr. FN 269873 y
DVR Nr. 3000081
UID-Nr. ATU 62210413

FILE NO. 82-34958

CURRICULUM VITAE

I. Person-Related Data



Name:	Dr. Karl Sevelda
Date of birth:	1950
Personal status:	married
Nationality:	Austrian

II. Educational Background

1980	Obtained his doctorate in social and economic sciences from the University of Economics in Vienna

III. Professional Career

1975 - 1983	Creditanstalt-Bankverein
05/1983 – 08/1985	Headed the office for economic policy of the Federal Minister for Commerce, Trade and Industry
1985	Worked for banks in the United Kingdom and the USA
1986 – 1997	Creditanstalt-Bankverein: Responsible for commercial loans and export financing; as of 11/1989 head of the division for international corporate customers and insurances, as well as the corporate customers division
Since 03/1998	Raiffeisen Zentralbank Österreich AG: Member of the Managing Board Responsible for business with corporate customers and corporate, trade and export finance

IV. Supervisory Board Positions

Bene AG
NOAG Autobahnerrichtungs AG
ÖBB-Infrastruktur Bau Aktiengesellschaft
Österreichische Bundesbahnen-Holding Aktiengesellschaft Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H. *) Raiffeisen International Bank-Holding AG *)

Raiffeisen Investment Aktiengesellschaft *)
RZB Private Equity Holding AG *)
Unternehmens Invest Aktiengesellschaft *)
Raiffeisen Centrobank AG *)

***)** Positions that do not come under § 86 para. (3) of the Austrian Joint Stock Companies Act, as these companies are affiliated to the Group or because RZB holds an equity interest in them.

FILE NO. 82-34958

CURRICULUM VITAE

I. Person-Related Data



Name:	Dr. Walter Rothensteiner
Date of birth:	1953
Personal status:	married
Nationality:	Austrian

II. Educational Background

Grammar school, St. Pölten
Studied commercial science at the University of Economics in Vienna
(Study course on auditing and fiduciary relations)

III. Professional Career

1975 – 1990	Raiffeisenlandesbank Lower Austria - Vienna last-held position: member of the business management
1987 – 1995	Leipnik-Lundenburger Industrie Aktiengesellschaft: Member of the Managing Board
1991 – 1994	AGRANA-Beteiligungs-AG: Member of the Managing Board 1992 – 1994 Deputy Chairman of the Managing Board
01/1995 – 05/1995	Raiffeisen Zentralbank Österreich AG: Deputy Chairman of Managing Board
Since 06/1995	Raiffeisen Zentralbank Österreich AG: Chairman of the Managing Board and CEO
11/05/2001	Raiffeisen International Bank-Holding AG: Chairman of the Supervisory Board

IV. Other Positions

06/1997	Austrian Federal Economic Chamber: Chairman of the Federal Section Banks and Insurances
Since 1996	Honorary Consul of the Republic of Singapore in Austria

V. Supervisory Board Positions

Casinos Austria Aktiengesellschaft

Casinos Austria International Holding GmbH

Kathrein & Co. Privatgeschäftsbank Aktiengesellschaft *)

KURIER Redaktionsgesellschaft m.b.H.

KURIER Zeitungsverlag und Druckerei Gesellschaft m.b.H.

LEIPNIK-LUNDENBURGER INVEST Beteiligungs Aktiengesellschaft *)

Oesterreichische Kontrollbank Aktiengesellschaft *)

ÖPAG Pensionskassen Aktiengesellschaft *)

Österreichische Lotterien Gesellschaft m.b.H.

Österreichische Volksbanken-Aktiengesellschaft *)

ÖVK Vorsorgekasse AG

Raiffeisen Bausparkasse Gesellschaft m.b.H. *)

Raiffeisen Centrobank AG *)

Raiffeisen International Bank-Holding AG *)

UNIQA Versicherungen AG *)

Wiener Staatsoper GmbH

<u>Member of the General Council:</u>

Oesterreichische Nationalbank *)

*) Positions that do not come under § 86 para. (3) of the Austrian Joint Stock Companies Act, as these companies are affiliated to the Group or because RZB holds an equity interest in them.

FILE NO. 82-34958

CURRICULUM VITAE

I. Person-Related Data



Name:	Mag. Manfred Url
Date of birth:	1956
Personal status:	married
Nationality:	Austrian

II. Educational Background

1981	Studied commercial science at the University of Economics Vienna, graduated and obtained the diploma of a Mag.rer.soc.oec

III. Professional Career

1982:	Joined RLB Styria, department "Analysis of Customer Balance-Sheets"
1985:	Headed the department "Refinancing and Statistics" Built up the business administration consultancy services for the Raiffeisen banks
1988:	Headed the central department "Management of Raiffeisen Banks" Integrated marketing consultancy services and sales promotion
1991:	Headed the business unit "Raiffeisen Bank Marketing" (Expanded activities to include insurance and building-loan operations)
1994:	Joined the business management of RLB Styria (Expanded the business competences to include securities, as well as organization and automation)
1997:	Elected to the Managing Board of Raiffeisen Zentralbank Österreich AG, effective date: 01/03/1998 Responsible for corporate affairs, marketing, organization/IT, loan management, payment transactions

IV. Supervisory Board Positions

Europay Austria Zahlungsverkehrssysteme GmbH *)

Österreichische Lotterien Gesellschaft m.b.H.

Raiffeisen Datennetz Gesellschaft m.b.H. *)

Raiffeisen Informatik GmbH *)

Raiffeisen International Bank-Holding AG *)

Raiffeisen Vermögensverwaltungsbank AG *)

VISA-SERVICE Kreditkarten Aktiengesellschaft *)

***)** Positions that do not come under § 86 para. (3) of the Austrian Joint Stock Companies Act, as these companies are affiliated to the Group or because RZB holds an equity interest in them.

Announcement of Share Buybacks for Raiffeisen International Bank-Holding AG

This document was sent out over Reuters, Bloomberg and other press agencies announcing our intention to buy back a small amount shares for the employee stock option program.

Veröffentlichung des Hauptversammlungsbeschlusses der Raiffeisen International Bank-Holding AG zum Rückerwerb eigener Aktien gemäß § 65 Abs. 1 Z 4 und 8 AktG

Veröffentlichung des Beschlusses, von einer Rückkaufermächtigung Gebrauch zu machen und Veröffentlichung des Rückkaufprogramms der Raiffeisen International Bank-Holding AG

Veröffentlichung gem. § 82 Abs.9 BörseG iVm §§ 2, 4 und 5 VeröffentlichungsV 2002

1. Hauptversammlungsbeschluss vom 7.6.2006

In der ordentlichen Hauptversammlung der „Raiffeisen International Bank-Holding AG" mit Sitz in Wien, FN 122119 m („RI" oder die „Gesellschaft") vom 7.6.2006 wurde der Vorstand der Gesellschaft antragsgemäß neuerlich zu ermächtigt, für die Dauer von 18 Monaten ab der Beschlussfassung (somit bis zum 7.12.2007) eigene Aktien gemäß § 65 Abs. 1 Z. 4 AktG zu erwerben, um diese Arbeitnehmern, leitenden Angestellten und Mitgliedern des Vorstands der Gesellschaft oder der mit ihr verbundenen Unternehmen zum Erwerb anzubieten. Weiters wurde der Vorstand der Gesellschaft ermächtigt, bis zum 7.12.2007 eigene Aktien der Gesellschaft gemäß § 65 Abs. 1 Z. 8 AktG ohne besondere Zweckbindung zu erwerben, wobei der Handel in eigenen Aktien als Zweck des Erwerbs aufgrund der gesetzlichen Bestimmungen ausgeschlossen ist. Diese Ermächtigung ersetzt die von der außerordentlichen Hauptversammlung am 8.3.2005 erteilte gleichartige Ermächtigung.

Die Hauptversammlung vom 7.6.2006 hat demgemäß im Einzelnen die folgenden Beschlüsse gefasst, die hiermit gemäß § 65 Abs. 1a AktG iVm § 82 Abs. 9 BörseG und gemäß § 2 der VeröffentlichungsV 2002 veröffentlicht werden:

1. Die Hauptversammlung ermächtigt den Vorstand, nach Maßgabe der Bestimmungen des Aktiengesetzes zum Erwerb und, ohne dass die Hauptversammlung vorher nochmals befasst werden muss, gegebenenfalls zum Einzug eigener Aktien. Der Anteil der zu erwerbenden und bereits erworbenen Aktien darf 10 % des Grundkapitals der Gesellschaft nicht übersteigen. Die Dauer der Ermächtigung zum Erwerb eigener Aktien ist mit 18 Monaten seit der Beschlussfassung in der Hauptversammlung begrenzt.

2. Der geringste beim Rückerwerb zu leistende Gegenwert beträgt Euro 1,-- und der höchste beim Rückerwerb zu leistende Gegenwert darf nicht mehr als 10 % über den durchschnittlichen, ungewichteten Börsenschlusskurs der der Ausübung dieser Ermächtigung vorangegangenen 10 Handelstage liegen.

3. Sowohl dieser Beschluss als auch das darauf beruhende Rückkaufprogramm und ein allfälliges Wiederverkaufsprogramm sowie deren Dauer sind zu veröffentlichen.

4. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrates für die Veräußerung der eigenen Aktien eine andere Art der Veräußerung als über die Börse

oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen. Das Bezugsrecht der Aktionäre darf nur dann ausgeschlossen werden, wenn die Veräußerung der eigenen Aktien zum Zweck der Gewährung als Gegenleistung für Sacheinlagen sowie als Gegenleistung beim Erwerb von Unternehmen oder Gesellschaftsanteilen oder zum Zweck der Durchführung eines Programms für Mitarbeiterbeteiligung oder eines Aktienoptionsplans für Mitarbeiter der Gesellschaft, leitende Angestellte und Mitglieder des Vorstandes der Gesellschaft und der mit ihr verbundenen Unternehmen erfolgt. Die Einbindung des Aufsichtsrates erfolgt auf der Grundlage des Aktiengesetzes, der Satzung und der Geschäftsordnung für den Aufsichtsrat und den Vorstand.

2. Rückkaufprogramm:

Der Vorstand der Gesellschaft hat am 9.6.2006 beschlossen, von der erteilten Ermächtigung zum Aktienrückkauf Gebrauch zu machen und hat ein Programm zum Rückkauf eigener Aktien beschlossen; dieser Beschluss sowie das Rückkaufprogramm werden hiermit gemäß § 65 Abs. 1a AktG iVm § 82 Abs. 9 BörseG und gemäß §§ 4 und 5 der VeröffentlichungsV 2002 veröffentlicht:

1. Tag des Ermächtigungsbeschlusses der Hauptversammlung ist der 7.6.2006.

2. Die Veröffentlichung des Hauptversammlungsbeschlusses erfolgt gleichzeitig mit der gegenständlichen Veröffentlichung des Rückkaufprogramms. Die wesentlichen Inhalte des Ermächtigungsbeschlusses sind aus dem ersten Abschnitt der gegenständlichen Veröffentlichung ersichtlich.

3. Beginn des Rückkaufsprogramms: 3 Börsentage nach dieser Veröffentlichung; voraussichtliche Dauer bis: 7.12.2007.

4. Das Rückkaufprogramm bezieht sich auf die auf Inhaber lautenden Stammaktien der Gesellschaft.

5. Beabsichtigt ist der Rückerwerb von bis zu 252.936 Aktien, das entspricht einem Anteil am Grundkapital von 0,18%.

6. Der geringste beim Rückerwerb zu leistende Gegenwert beträgt Euro 1,-- und der höchste beim Rückerwerb zu leistende Gegenwert darf nicht mehr als 10 % über den durchschnittlichen, ungewichteten Börsenschlusskurs der der Ausübung dieser Ermächtigung vorangegangenen 10 Handelstage liegen.

7. Der Rückkauf erfolgt über die Börse und/oder unter Beachtung der aktienrechtlichen Beschränkungen auch außerhalb der Börse; die Gesellschaft behält sich vor, den Rückkauf auch durch von der Gesellschaft beauftragte Dritte durchzuführen, die die Aktien im eigenen Namen, aber auf Rechnung der Gesellschaft erwerben. Zweck des Rückkaufs ist in erster Linie, diese Aktien zur Deckung des von der Gesellschaft beschlossenen „Share Incentive Program" (SIP) zu verwenden (siehe Punkt 9.). Darüber hinaus behält sich der Vorstand vor, die

zurück gekauften Aktien auch für den Zweck einer künftigen Ausweitung des SIP und/oder für den Einsatz eigener Aktien bei Beteiligungskäufen zu verwenden.

8. Allfällige Auswirkungen auf die Börsenzulassung der Aktien: Keine.

9. Es wurden keine „klassischen" Aktienoptionen eingeräumt und sind solche auch nicht in der Frist des § 65 Abs. 1 Z 8 AktG geplant. Die Gesellschaft hat jedoch ein „Share Incentive Program" (SIP) beschlossen, dessen wirtschaftliche Wirkungen einer „klassischen" Aktienoption nahe kommen. Das SIP sieht eine performance-abhängige bedingte Zuteilung von Aktien der Gesellschaft an die Mitglieder des Vorstandes der Gesellschaft, Vorstandsmitglieder der mit RI verbundenen Bank-Tochterunternehmen sowie an ausgewählte Führungskräfte der Gesellschaft und der mit ihr verbundenen Unternehmen vor; der Bericht des Aufsichtsrates im Zusammenhang mit der Einräumung des SIP wurde am 9.8.2005 im Amtsblatt zur „Wiener Zeitung" veröffentlicht.

   Die Ansprüche aus den auf Grundlage des SIP bedingt zugeteilten Aktien der Gesellschaft sowie die – abhängig von der jeweiligen Zielerreichung – daraus resultierende mögliche tatsächliche Zuteilung von Aktien der Gesellschaft stellt sich für die einzelnen Gruppen der Begünstigten dar wie folgt:

Personen	**Anzahl bedingt zugeteilter Aktien (Basis-Bezugsgröße)**	**Mindest-Zuteilung RI-Aktien**	**Maximale Zuteilung RI-Aktien**
Vorstandsmitglieder der RI	31.032	7.758	46.548
Führungskräfte der RI und sonstiger mit RI verbundenen Unternehmen	20.995	5.249	31.493
Vorstandsmitglieder der mit RI verbundenen Bank-Tochtergesellschaften	84.103	21.026	126.155

Der Raiffeisen International Bank-Holding AG beabsichtigt, die Veröffentlichungspflichten gemäß §§ 6 und 7 der VeröffentlichungsV 2002 durch die Veröffentlichung im Internet über die Website der Gesellschaft, www.ri.co.at, zu erfüllen.

Wien, am 9. Juni 2006

Der Vorstand

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 7 June 2006

Agenda Item 2

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

In keeping with the proposal, submitted by the Managing Board, the balance-sheet profit shown as at 31 December 2005 in the amount of EUR 93,122,361.21, of which EUR 70,960,068.34 are available for distribution, is appropriated as follows:

1. A dividend in the amount of EUR 0.45 per share is paid to the dividend-bearing shares, which amounts to a total sum of EUR 64,203,633.

2. The remaining balance-sheet profit in the amount of EUR 28,918,728.21 is carried forward to new account.

3. The dividend is paid out on 13 June 2006."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 7 June 2006

Agenda Item 3

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The acts of the Members of the

a) Managing Board and of the
b) Supervisory Board

of Raiffeisen International Bank-Holding AG during the 2005 business year are approved in separate votes."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 7 June 2006

Agenda Item 4

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The Members of the Supervisory Board are granted remuneration for their activities during the 2005 business year in the total amount of EUR 195,000. The distribution of the remuneration is reserved to the Supervisory Board."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 7 June 2006

Agenda Item 5

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

Dr. Walter Rothensteiner, Dr. Karl Sevelda and Mag. Manfred Url are elected Members of the Supervisory Board of Raiffeisen International Bank-Holding AG until the end of the General Meeting that adopts a resolution approving the acts of the Supervisory Board during the 2010 business year (two-thousand and ten)."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 7 June 2006

Agenda Item 6

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungs-gesellschaft with registered offices in Vienna are appointed auditors of the financial statements and the consolidated financial statements for the 2006 business year."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 7 June 2006

Agenda Item 7

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

a) The authorization of the Managing Board, resolved at the Extraordinary General Meeting of Shareholders on 8 March 2005, pursuant to § 169 of the Austrian Joint Stock Companies Act, to increase the nominal capital by a maximum of EUR 12,917,389.13 before 8 March 2010, with or without the exclusion of the subscription right, is revoked.

b) The Managing Board is authorized, pursuant to § 169 of the Austrian Joint Stock Companies Act, to increase the nominal capital by a maximum of EUR 217,258,695.65 within five years, after having the respective change in the Articles of Association recorded in the Company Register, by issuing up to a maximum of 71,385,000 new ordinary bearer shares against a contribution in cash and/or in kind, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board.

c) The Supervisory Board or a committee thus authorized by the Supervisory Board is authorized to adopt amendments of the Articles of Association that result from issuing share from the approved capital."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 7 June 2006

Agenda Item 8

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The Articles of Association of Raiffeisen International Bank-Holding AG are amended as follows:

a) The following is added after the last sentence of § 3 (Notices) para.(1):
Notices may also be published on a publicly accessible site on the Internet provided that this complies with statutory requirements.

b) § 4 (Capital and Shares) para. (5) reads as follows:
The Managing Board is authorized to increase the nominal capital by a maximum of EUR 217,258,695.65 within five years, after having the respective change in the Articles of Association recorded in the Company Register, by issuing up to a maximum of 71,385,000 new ordinary bearer shares against a contribution in cash and/or in kind, possibly in several tranches, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. The Supervisory Board or a committee thus authorized by the Supervisory Board is authorized to adopt amendments of the Articles of Association that result from issuing shares from the approved capital.

c) § 10 (Internal Rules of the Supervisory Board) para.(7) reads as follows:
If the Supervisory Board consists of more than five members, it shall appoint an Audit Committee for the purpose of examining and preparing the adoption of the financial statements, the proposal for the appropriation of the profit, as well as of the management report. The Audit Committee shall also examine the consolidated financial

statements, if any, as well as the proposal for the selection of an auditor, and it shall report on these matters to the Supervisory Board.

d) To § 14 (General Meeting of Shareholders) a para. (4) is added:
The Company shall have the right to have audio and/or video recordings made and to broadcast these. The Chairman of the General Meeting shall determine whether and in what form the General Meeting is broadcast."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 7 June 2006

Agenda Item 9

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

1. The General Meeting authorizes the Managing Board, pursuant to the provisions of the Austrian Joint Stock Companies Act in the version of the Austrian Share Repurchase Act and the Austrian Share Options Act, to acquire and, without having to seize again the General Meeting in advance, possibly to redeem own shares. The amount of the shares to be acquired or already acquired must not exceed 10% of the nominal capital of the Company. The authorization to acquire own shares is limited to 18 months as of the resolution by the General Meeting.

2. The lowest countervalue to be paid when buying back shares is EUR 1 (one), the highest countervalue to be paid when buying back shares must not be more than 10% of the mean, non-weighted price at market close obtained on the 10 trading days preceding the exercise of the present authorization.

3. Both, the present resolution and the buy-back program based thereon, as well as a possible resale program, together with their duration, shall be published.

4. The Managing Board is authorized, with the approval of the Supervisory Board, to decide on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The subscription right may only be excluded if own shares are sold as consideration for the acquisition of companies or shares in companies, or for the purpose of implementing a program of staff participation or a share option plan for the staff of the Company, for senior staff members and members of the Managing Board of the Company and of the companies affiliated to it. The Supervisory

Board shall be involved on the basis of the Austrian Joint Stock Companies Act, the Articles of Association and the Internal Rules of the Supervisory Board."

NOTE: This is a translation into English of the Articles of Association of Raiffeisen International Bank-Holding AG, only the German original is valid and effective

ARTICLES OF ASSOCIATION Not yet registered.
of Raiffeisen International Bank-Holding AG
(the "Company")
as amended by the resolution adopted on 7 June 2006

§ 1
COMPANY AND SEAT

(1) The Company shall have the name

Raiffeisen International Bank-Holding AG

(2) The Company's seat shall be in Vienna.

§ 2
PURPOSE OF THE COMPANY

(1) The purpose of the company is the acquisition of participations in domestic or foreign business enterprises of any kind, the acquisition, possession, and management, particularly in the capacity as managing shareholder, as well as the administration of such participations as a holding company, including in particular participations in banks and financial institutions engaged in international business having their seat in Austria or abroad.

(2) Further purposes of the company are:

a) Consulting and management services of any kind for the business enterprises in which participations have been acquired or in companies which are otherwise affiliated with the Company;

b) The development and administration of national and international projects as well as the purchase and sale of real property;

c) Services of any kind which are directly or indirectly connected with the purpose of the Company, including in particular management services and services in the field of automatic data processing and information technology.

(3) The Company shall not engage in any business activity requiring a licence from the banking supervisory authority.

§ 3
NOTICES

(1) Notices by the Company shall be published in the "Amtsblatt zur Wiener Zeitung". Notices may also be published on a publicly accessible internet site provided that this method of publication is in compliance with statutory requirements.

(2) Requests or notices to any of the shareholders, to the extent required by law or the articles of association and unless otherwise provided by law, can validly be made or given by sending a registered letter to the current address of the shareholder or its authorised representative.

§ 4
CAPITAL AND SHARES

(1) The share capital of the Company amounts to EUR 434,517,391.31. It is divided into 142,770,000 ordinary bearer shares with voting rights.

(2) The shares are issued in the form of no-par shares.

(3) Shares issued in connection with future capital increases may be bearer shares or registered shares. Unless the resolution on the capital increase provides otherwise, the shares shall be bearer shares.

(4) The right to demand individual share certificates is excluded. In case share certificates, dividend or renewal coupons or interim certificates are issued, their form and content shall be determined by the board of management with the consent of the chairman of the supervisory board. To the extent permitted by law, the shares issued by the Company can be represented by global certificates.

The board of management is authorized, within five years after the registration of the relevant amendment of the articles of association in the company register, to increase the capital of the Company by up to EUR 217,258,695.65 in one or more tranches by issuing up to 71,385,000 new ordinary bearer shares against a contribution in cash and/or in kind, and to determine the offering price and the terms of the issue with the approval of the supervisory board. The supervisory board, or a committee authorized by it, is authorized to adopt amendments of the articles of association resulting from the issue of shares from the approved capital.

§ 5
BODIES OF THE COMPANY

The bodies of the company are the board of management (§ 6), the supervisory board (§ 9), and the general meeting of shareholders (§ 14).

§ 6
BOARD OF MANAGEMENT

(1) The board of management of the Company shall consist of a minimum of two and a maximum of seven members who shall be appointed by the supervisory board for terms of office of up to 5 (five) years. Repeated terms of office are permitted.

(2) The members of the board of management shall not be allowed, without the approval of the supervisory board or the responsible committee, to accept offices as members of the supervisory board, or board of management or as managers of companies which are not affiliates of the Company within the meaning of Section 244 para. 2 Commercial Code (HGB).

(3) Persons who have reached the age of 68 years shall not be appointed members of the board of management or appointed for a further term of office.

§ 7
INTERNAL RULES OF THE BOARD OF MANAGEMENT

The board of management shall appoint a chairman from among its members whose vote shall be the casting vote. The board of management may appoint one or two deputy chairmen who shall not have a casting vote.

§ 8
REPRESENTATION OF THE COMPANY

(1) The Company shall be represented by two members of the board of management or by one member of the board of management acting jointly with a person having a statutory power of attorney (Prokura). Subject to statutory restrictions, the Company shall also be represented by two persons each having statutory power of attorney (Prokura) acting jointly.

(2) No person shall have single signing power for the entire scope of business of the Company.

§ 9
SUPERVISORY BOARD

(1) The company shall have a supervisory board consisting of a minimum of three and of a maximum of ten members who shall be elected by the general meeting of shareholders or appointed by the shareholders pursuant to § 9 para. 2.

(2) The shareholder Raiffeisen Zentralbank Österreich Aktiengesellschaft shall have the right to appoint up to one third of the members of the supervisory board which shall be elected by the general meeting of shareholders. In addition, further persons nominated by Raiffeisen Zentralbank Österrreich Aktiengesellschaft may be elected as members of the supervisory board by the general meeting of shareholders.

(3) No term of office of any member of the supervisory board shall continue beyond the end of the general meeting of shareholders at which such member is released from liability in respect of the fourth business year following such member's election not counting the year in which the election took place. Re-election is permitted.

(4) Members who have reached the age of 75 years shall not be appointed members of the supervisory board or re-elected for a further term.

(5) Persons holding more than 8 offices as supervisory board members in companies listed on the stock exchange shall not be elected members of the supervisory board. The chairmanship in the supervisory board of a company listed on the stock exchange shall count twice. The general meeting of shareholders may waive this restriction by a simple majority of votes to the extent permitted by law. Each nominated person holding more supervisory board offices or chairmanships in companies listed on the stock exchange shall disclose this fact to the general meeting of shareholders.

(6) A person shall cease to be a member of the supervisory board in case of death, revocation of the appointment or resignation by the member giving notice in writing. The notice shall be submitted to the chairman of the supervisory board, and in case he is prevented, to the deputy ranking first among the deputies in the order in which they were elected and who is not prevented.

(7) If the supervisory board consists of more than five members it shall appoint an audit committee for the purpose of examining and preparing the adoption of the annual financial statements,the proposal for the distribution of the profit, and the management report. The audit committee shall also examine the consolidated financial statements, if any, as well as the proposal for the selection of an auditor, and it shall report on these matters to the supervisory board.

§ 10
INTERNAL RULES OF THE SUPERVISORY BOARD

(1) The supervisory board shall elect among its members a chairman and up to three deputy chairmen. The term of office of the chairman and his deputy chairmen shall correspond to their respective term of office as members of the supervisory board. If the chairman or one of his deputy chairmen retires during his term of office, the supervisory board shall hold an election at its next meeting.

(2) Meetings of the supervisory board shall be convened by the chairman, and in case he is prevented, by the deputy ranking first among the deputies in the order in which they were elected who is not prevented, by letter, facsimile, or e-mail.

(3) The supervisory board shall hold at least four meetings within each business year, taking place on a quarterly basis.

(4) Any member of the supervisory board can authorise another member to represent him at a meeting and to exercise his voting rights. For this purpose a proxy shall be issued in writing. Any member of the supervisory board can represent more than one member at a meeting. The represented member shall not be counted when calculating the quorum of a meeting. The chairmanship function cannot be delegated to another member.

(5) If a member of the supervisory board is prevented from attending a meeting of the supervisory board for important reasons, he may give a written authorization to a person not being a member of the supervisory board to represent him at a certain meeting of the supervisory board or any of its committees. An authorization submitted by facsimile shall be sufficient if the original is submitted subsequently. The authorized person may also submit a written vote of the member prevented from attending the meeting.

(6) The supervisory board shall be entitled to appoint committees from among its members. Their tasks and powers shall be determined by the supervisory board. The committees can also be given the authority to adopt resolutions.

(7) If the supervisory board consists of more than five members, it shall appoint a committee for the purpose of examining and preparing the annual accounts, a proposal for the distribution of profits and the annual report pursuant to § 92 Stock Corporation Act (AktG). The committee shall have at least three, but not more than five members.

(8) The supervisory board shall adopt bylaws regulating its activities and those of its committees.

§ 11
RESOLUTIONS ADOPTED BY THE SUPERVISORY BOARD

(1) The supervisory board has a quorum if at least half of its members who are representing shareholders and were either nominated by shareholders or elected by the general meeting of shareholders, or at least three of them, are present at the meeting.

(2) The resolutions of the supervisory board require a simple majority of the votes, unless these articles of association or the bylaws of the supervisory board (§ 10 para. 8) provide otherwise. In the event of a tied vote (also in elections), the chairman presiding the meeting of the supervisory board shall have a casting vote. The deputies shall have not have a casting vote. Resolutions adopted by a casting vote shall be considered resolutions aopted by a simple majority. The chairman presiding the meeting shall determine the voting procedure.

(3) Resolutions of the supervisory board may also be adopted in writing or by telefax or e-mail, by telephone or by similar means of communication, provided that none of the members of the supervisory board objects. § 11 para. 2 shall apply to such resolutions, provided that the required majorities shall be calculated on the basis of the total number of the members of the supervisory board.

§ 12
RESPONSIBILITIES OF THE SUPERVISORY BOARD

(1) The supervisory board controls the management of the company. It adopts the bylaws for the board of management regulating, among others things, the matters for which the approval of the supervisory board pursuant to Section 95 paa 5 AktG is required.

(2) The supervisory board is authorised to adopt resolutions regarding changes of the wording, but not the contents, of the articles of association. This responsibility may be delegated to the committees.

§ 13
REIMBURSEMENT OF THE SUPERVISORY BOARD MEMBERS

(1) The members of the supervisory board may receive remuneration for their activities which shall be in line with their duties and the situation of the Company. It shall be determined by the general meeting of shareholders.

(2) The members of the supervisory board shall be reimbursed for expenses incurred in the fulfilment of their duties.

§ 14
GENERAL MEETING OF SHAREHOLDERS

(1) The general meeting of shareholders shall take place at the Company's headquarters.

(2) It shall be convened by the board of management or by the supervisory board at least 21 days before the general meeting of shareholders.

(3) The ordinary general meeting of shareholders shall be held once a year within seven months after the end of the previous business year.

(4) The Company shall have the right to have audio and/or video recordings of the general meeting of shareholders made and to broadcast them. The decision to broadcast the general meeting and in what form shall be taken by the chairman of the general meeting.

§ 15
RIGHT OF ATTENDANCE AND VOTING

(1) Attendance of the general meeting of shareholders shall be restricted to the shareholders who have deposited their shares in due time during normal business hours at a notary public or at the headquarters of an Austrian credit institution during the time period set out below until the end of the general meeting.

(2) The deposit of the shares shall be made in time so as to ensure that there are at least three working days between the date of the deposit and the date of the general meeting of shareholders. The shareholders must be granted at least fourteen days from the invitation in order to make the deposit, the day of the publication of the invitation not included. If the last day of this period falls on a Sunday or on a public holiday the following working day shall also be available for making the deposit.

Saturdays, Good Fridays and December 24 (Christmas Eve) shall be deemed public holidays for the purpose of these Articles.

(3) The deposit of the shares shall also be deemed to have been duly made if, with the approval of a depository as set out in § 15 para. 1, the share certificates are held for the depository in a blocked securities deposit account another credit institution until the general meeting of shareholders has ended.

(4) Unless the shares are placed on deposit with the Company pursuant to § 15 para. 1, a confirmation regarding the deposit shall be submitted to the Company not later than one day after expiry of the period for making the deposit.

(5) Each share shall have one vote.

§ 16
INTERNAL RULES OF THE GENERAL MEETING

(1) The general meeting of shareholders shall be presided over by the chairman of the supervisory board or, in case he is prevented, by the deputy ranking first among the deputies in the order in which they were elected who is not prevented. In the event that none of these persons are present or prepared to chair the meeting, the notary public attending the meeting in order to certify the minutes of the meeting shall hold an election for a chairman of the general meeting. If in the course of this election the required majority is not obtained, another ballot shall take place between the two candidates having the highest number of votes. In case of a parity of votes the lot shall decide.

(2) The chairman of the general meeting of shareholders shall preside over the meeting, determine the manner of voting and the sequence of items on the agenda.

(3) Unless mandatory legal provisions provide otherwise, the general meeting of shareholders shall pass resolutions by a simple majority of the votes cast, and in cases in which in addition to the majority of votes a majority of capital is required, by a simple majority of the share capital represented at the time of voting.

(4) The shareholders can exercise their voting rights in person or by proxy. The proxy shall be in writing. It shall be submitted to the Company, where it shall be kept in custody.

§ 17
BUSINESS YEAR AND ANNUAL REPORT

(1) The business year of the Company shall be the calendar year.

(2) Within the time period provided by law the board of management shall prepare the annual accounts plus annex and the consolidated annual accounts for the preceding business year as well as the annual report and the consolidated annual report, to have them examined by an auditor (Section 271 HGB) and to present them to the supervisory board together with the auditor's report and a proposal for the distribution of the profits.

§ 18
DISTRIBUTION OF PROFITS

(1) The distribution of the profits shall be resolved by the general meeting of shareholders.

(2) Unless the general meeting of shareholders resolves otherwise, dividends shall be payable 10 days after the general meeting of shareholders.

(3) The dividends for the shareholders shall be distributed pro rata to the number of shares. Payments for shares made during any business year shall be taken into account pro rata to the time period elapsed since the payment. For the issue of new shares the distribution of the profits can be resolved in a different manner, including the payment of dividends from the beginning of the business year during which the new shares are issued.

(4) Dividends not collected within three years following the due date shall be forfeited to the statutory reserve of the Company.

§ 19
FINAL PROVISIONS

(1) The deduction of 15 percent for mandatory offers pursuant to Section 26 para. 1 of the Takeover Act (ÜbG) provided is excluded.

(2) Unless otherwise provided herein, the provisions of the Stock Corporation Act as amended shall apply.